J Sainsbury plc

RECEIVED
2004 JUL 13 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04035426

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 1 July 2004

Dear Sir

MANAGEMENT CHANGES / QUARTER 1 TRADING STATEMENT

Please find enclosed copies of the above announcements made to the London Stock Exchange on 1 July 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dw 7/13

1 July 2004

TRADING UPDATE

J Sainsbury plc today issued a trading update for the first quarter of the 2004/5 year covering the 12 weeks to 19 June 2004.

Total sales growth for Sainsbury's including petrol was up 1.9% for the quarter compared with 0.8% in the fourth quarter of last year. On a like for like basis, sales were up 1.0% compared with -0.9% for the fourth quarter last year. Buoyant trading in petrol has boosted this sales performance.

Customers are already seeing the benefits of our early moves to lower prices introduced in May, which are resulting in lower margins. We are implementing a number of specific measures to improve on-shelf availability in our stores, including the deferral of a planned depot closure and operating with higher than average wastage levels. In addition, we are aggressively trading out of our over stocked position in non-food goods. These additional measures will also negatively impact margins. As a result, underlying profit before tax for 2004/05 will be significantly below consensus market forecasts with the majority of the impact expected in the first half.

Justin King, Chief Executive, is undertaking a thorough review of the business. This review encompasses the customer offer in terms of quality, range, price and promotional activity; operational processes and systems; supply chain; central costs; and the store estate and property assets. We will combine a presentation on this review with our Quarter 2 trading statement on 19 October 2004.

While this review is taking place, Sainsbury's is delaying future uncommitted investment in store developments and this move is likely to reduce capital spending in 2004/5 from an estimated £700m to below £500m before store acquisitions. In addition we will be focusing all resources on customer facing activities.

Notes

1. For 2004/05 market consensus for profit before tax, pre amortisation of goodwill, exceptional costs and non-operating items including 5 weeks contribution from Shaw's was £505m.
2. The sale of Shaw's was completed on 30 April 2004 and will be reported as a discontinued business with estimated operating profits of £11m.
3. The AGM and EGM will be on 12 July 2004.

There will be two conference calls today for analysts and investors with Justin King. To help ensure the conference begins in a timely manner, please dial in 5 to 10 minutes prior to the scheduled start time. The details are:

To listen to the 8.30 (BST) Conference Call:
Dial **+44 (0) 20 7984 7582** You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts.

To participate in the 15:00 (BST) Conference Call:
Dial **+1 718 354 1153** or **+44 (0) 20 7784 1005**. You will be asked to give your name and company. You will then be placed on hold and will hear music until the presentation starts

There will be a replay of both calls, which will be available for 7 days. Please email Kally Wilson (kally.wilson@sainsburys.co.uk) for details.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood